

September 24, 2013

Via E-mail
Charles Seefeldt
President, Chief Executive Officer and Chief Financial Officer
Boomers, Inc.
20797 Fairway Drive
Patterson, California 95363

> **Re: Boomers, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 12, 2013**
> **File No. 333-185537**

Dear Mr. Seefeldt:

We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and your response to this comment, we may have additional comments.

Statement of Operations, page 11

1. We refer to the presentation of the nine month period ended August 31, 2013. The net loss of $595 is not consistent with the net loss of $3,095 for the same period presented in your Statement of Operations on page F-11. Please revise accordingly.

Dilution of the Price you Pay for Your Shares, page 17

2. We refer to your calculation of net book value on August 31, 2013 of $4,505. We note, however, that $4,505 is the sum of liabilities and owners' equity, rather than your net tangible book value as of August 31, 2013. Please revise to disclose your net tangible book value per share before and after the distribution per Item 506 of Regulation S-K.

Table B: Unaudited Statements of Operations Data

Statement of Operations, page F-11

3.   We refer to the period from October 23, 2012 (inception) through August 31, 2013 and note that the net loss presented in the amount of $5,595 is not consistent with the net loss for the same period of $8,095 presented in your Statements of Cash Flows and Stockholders' Equity and as the accumulated deficit in the Balance Sheet as of August 31, 2013. Please revise accordingly.

4.   We also note that that you make inconsistent references to your net loss from inception through August 31, 2013 and accumulated deficit as of August 31, 2013 throughout your document. Please refer to pages 11, 23 and 32 and revise to present corrected amounts throughout your entire document.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Harold P. Gewerter, Esq.